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                                                                     EXHIBIT 8.1

October 29, 1998



Alabama National BanCorporation
1927 First Avenue North
Birmingham, Alabama 35203

Community Bank of Naples, N.A.
5150 Tamiami Trail North
Naples, Florida  34103


Dear Sirs:

For various business reasons, Community Bank of Naples, N.A. (NAPLES), and Citizens & Peoples Bank N.A. (C&P), both national banks, and Alabama National BanCorporation (ANB), a Delaware Corporation, have entered into an Agreement and Plan of Merger (Agreement) dated as of September 21, 1998. Pursuant to your request, our letter addresses certain federal income tax consequences of the proposed transaction as outlined below, including whether the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986 (I.R.C.), and the federal income tax consequences to NAPLES, ANB, and NAPLES shareholders.

BACKGROUND

NAPLES operates as a national bank with its office in Naples, Florida. ANB, a Delaware corporation, is a bank holding company with a wholly owned subsidiary, C&P, a national bank with its principal office located in Cantonment, Florida.

CERTAIN TERMS OF THE MERGER

At the effective date of the merger, NAPLES will merge with and into C&P, with C&P as the surviving corporation. Pursuant to the terms of the transaction, each share of common stock of NAPLES outstanding and held by NAPLES shareholders other than shares held by shareholders who perfect their dissenter's rights, will be converted by operation of law and without any action on the part of the parties or the holders thereof into 0.53271 shares of ANB common stock.

No fractional shares of ANB common stock will be issued. Instead, each holder of shares of NAPLES stock having a fractional interest arising upon the conversion of such shares into shares of ANB common stock shall, at the time of surrender of the certificates previously representing NAPLES stock, be paid in cash. Any shareholder of NAPLES who does not vote in favor of the Agreement and who complies with certain procedures relating to the rights of dissenting shareholders will be entitled to receive payment for the fair value of his or her NAPLES stock.

The Florida state laws would not allow a direct acquisition of NAPLES by ANB, due to the date
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of formation of NAPLES.

REPRESENTATIONS OF PARTIES

The party or parties indicated in parentheses have made the following respective representations as to the merger:

[_] (ANB & NAPLES) ANB and NAPLES intend that the merger will qualify for federal income tax purposes as a "reorganization" within the meaning of I.R.C. Section 368(a).

[_] (ANB & NAPLES) The fair market value of the ANB stock and other consideration received by each NAPLES shareholder will be approximately equal to the fair market value of the NAPLES stock surrendered in the exchange.

[_] (NAPLES) There is no plan or intention by the shareholders of NAPLES to sell, exchange, or otherwise dispose of a number of shares of ANB stock received in the transaction to ANB (or to a party related, as defined in Regulation Section 1.368-1(e)(3), to ANB) that will reduce the NAPLES shareholders' ownership of ANB stock to a number of shares having a value, as of the date of the transaction, of less than fifty percent of the value of all of the formerly outstanding stock of NAPLES as of the same date. For purposes of this representation, shares of NAPLES stock exchanged for cash, and surrendered by dissenters, or exchanged for cash in lieu of fractional shares of ANB stock will be treated as outstanding NAPLES stock on the date of the transaction. Shares of NAPLES stock and shares of ANB stock held by NAPLES shareholders and otherwise sold, redeemed or disposed of prior or subsequent to the transaction will be considered in making this representation.

[_] (NAPLES) C&P will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by NAPLES immediately prior to the transaction. For purposes of this representation, amounts paid by NAPLES to dissenters, amounts paid by NAPLES to shareholders who receive cash or other property, NAPLES assets used to pay its reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by NAPLES immediately preceding the transfer, will be included as assets of NAPLES held immediately prior to the transaction.

[_] (ANB) Prior to the transaction, ANB will be in control of C&P within the meaning of section 368(c)(1) of the Internal Revenue Code.

[_] (ANB) Following the transaction, C&P will not issue additional shares of its stock that would result in ANB losing control of C&P within the meaning of section 368(c)(1) of the Internal Revenue Code.

[_] (ANB) ANB has no plan or intention to reacquire any of its stock issued in the transaction.

[_] (ANB) ANB has no plan or intention to liquidate C&P; to merge C&P with and into another corporation; to sell or otherwise dispose of the stock of C&P; or to cause C&P to sell or

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    otherwise dispose of any of the assets of NAPLES acquired in the transaction, except for dispositions made in the ordinary course of business, transfers described in section 368(a)(2)(c) of the Internal Revenue Code, or transfers described in the Post-Merger Reorganization section of the Form S-4 Registration Statement filed with the SEC in connection with the merger (Registration Statement).

[_] (NAPLES) The liabilities of NAPLES assumed by C&P and the liabilities to which the transferred assets of NAPLES are subject were incurred by NAPLES in the ordinary course of its business.

[_] (ANB) Following the transaction, C&P or a member of ANB's affiliated group will continue the historic business of NAPLES or use a significant portion of NAPLES' business assets in a business.

[_] (ANB & NAPLES) ANB, C&P, NAPLES, and the shareholders of NAPLES will pay their respective expenses, if any, incurred in connection with the transaction.

[_] (ANB & NAPLES) There is no intercorporate indebtedness existing between ANB and NAPLES or between C&P and NAPLES that was issued, acquired, or will be settled at a discount.

[_] (ANB & NAPLES) No two parties to the transaction are investment companies as defined in section 368(a)(2)(f)(iii) and (iv) of the Internal Revenue Code.

[_] (NAPLES) NAPLES is not under the jurisdiction of a court in a title 11 or similar case within the meaning of section 368(a)(3)(a) of the Internal Revenue Code.

[_] (NAPLES) The fair market value of the assets of NAPLES transferred to C&P will equal or exceed the sum of the liabilities assumed by C&P, plus the amount of any other liabilities, if any, to which the transferred assets are subject.

[_] (ANB) No stock of C&P will be issued in the transaction.

[_] (ANB) Cash payments in lieu of fractional shares and cash payments to dissenters will not exceed 10% of the value of NAPLES stock immediately before the transaction.

[_] (ANB) C&P will acquire NAPLES solely in exchange for ANB voting stock (other than cash in lieu of fractional shares and cash paid to dissenting shareholders).

[_] (ANB & NAPLES) The compensation to be paid by ANB or NAPLES to the officers and employees of NAPLES under any stock option, employment, or noncompete agreement will be at a rate equal to the fair market value of the services actually performed and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services. In addition none of the compensation to be received by the shareholder-employees of NAPLES will be part of the consideration for their NAPLES stock.

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[_] (NAPLES) At the time of the merger, other than certain stock options, NAPLES will not have outstanding any warrants, convertible securities, or any other right pursuant to which any person could acquire stock in NAPLES.

[_] (ANB) The Merger will be consummated in compliance with the material terms of the Agreement and none of the material terms and conditions therein have been waived or modified and ANB has no plan or intention to waive or modify any such material condition.

[_] (ANB & NAPLES) Any incentive stock options acquired from NAPLES and reissued by ANB as a part of the merger will be issued on substantially the same terms, so as not to create a material modification as defined in I.R.C.
    Section 424.



OPINION OF PRICEWATERHOUSECOOPERS WITH RESPECT TO TAX CONSEQUENCES TO NAPLES, C&P, AND ANB

The merger of NAPLES with and into C&P will constitute a merger within the meaning of I.R.C. Section 368(a) provided that the merger qualifies as a statutory merger pursuant to state or federal law. NAPLES, C&P, and ANB will each be "a party to the reorganization" within the meaning of I.R.C. Section 368(b). Based upon I.R.C. Sections 357(a) and 361(a), NAPLES will recognize no gain or loss when it transfers its assets to C&P in a constructive exchange solely for ANB's stock and the assumption of NAPLES' liabilities by C&P.

Pursuant to I.R.C. Section 1032, no gain or loss will be recognized by ANB or C&P upon the acquisition by C&P of the assets of NAPLES in exchange for ANB common stock and the assumption of NAPLES' liabilities. C&P's basis in the assets acquired in the transaction will be equal to the basis of the assets in the hands of NAPLES immediately before the transaction per I.R.C. Section 362(b). Pursuant to I.R.C. Section 1223(2), C&P's holding period for each NAPLES' asset received in the merger will include the period during which the asset was held by NAPLES immediately before the transaction. The basis of C&P stock in the hands of ANB will be increased by an amount equal to the basis of the NAPLES assets acquired by C&P and decreased by the sum of the amount of liabilities of NAPLES assumed by C&P and the amount of liabilities to which the assets of NAPLES are subject.

Pursuant to I.R.C. Section 381(a), C&P will succeed to and take into account the items of NAPLES described in I.R.C. Section 381(c), subject to the conditions and limitations of I.R.C. Sections 381, 382, 383, 384, and 1502 and the regulations thereunder. C&P will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of NAPLES as provided by I.R.C.
Section 382(c)(2) and Section 1.381(c)(2)-1 of the Regulations.

OPINION OF PRICEWATERHOUSECOOPERS WITH RESPECT TO TAX CONSEQUENCES TO NAPLES SHAREHOLDERS

Pursuant to I.R.C. Section 354, a shareholder who receives solely ANB common stock in

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exchange for NAPLES common stock will recognize no gain or loss on the exchange.
Pursuant to I.R.C. Section 358 the shareholder's tax basis in the ANB common stock received in the exchange will be the same as the basis of the NAPLES common stock surrendered, decreased by the amount of cash (if any) received by the shareholder and increased by the amount of gain (if any) recognized in the exchange. Pursuant to I.R.C. Section 1223 such shareholder will include the period during which NAPLES stock was held in his holding period for the ANB common stock received in the exchange.

The payment of cash in lieu of fractional shares of ANB common stock will be treated as if the fractional shares were issued as part of the exchange and then redeemed by ANB. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in I.R.C. Section 302(a) of the Code. Generally, any gain or loss recognized upon such exchange will be capital gain or loss, provided the fractional share constitutes a capital asset in the hands of the exchanging shareholder. The shareholders will recognize capital gain or loss equal to the difference between the cash received and the basis of the fractional share interest that would have been issued.

Holders of shares of NAPLES Common Stock who receive cash upon the exercise of any appraisal rights will incur a taxable transaction for federal income tax purposes. Such a shareholder will recognize gain or loss measured by the difference between the tax basis for his or her shares and the amount of cash received pursuant to I.R.C. Section 1012 (unless the receipt of cash is treated as a dividend, as described below).

In certain circumstances, the receipt of solely cash by a NAPLES shareholder could be treated as a dividend (to the extent of the shareholder's ratable share of applicable earnings and profits) if the shareholder constructively owns shares of NAPLES Common Stock that are exchanged for ANB Common Stock in the Merger. Generally, a shareholder constructively owns stock that is owned by members of the shareholder's family, and by certain controlled or related partnerships, estates, trusts and corporations, pursuant to the constructive ownership rules of I.R.C. Section 318, as well as any shares that the shareholder has an option to acquire.

The receipt of solely cash by a NAPLES shareholder in exchange for his stock will not be treated as a dividend if such exchange or receipt results in a meaningful reduction or a substantially disproportionate reduction in the shareholder's ownership interest or results in a complete termination of the shareholder's interest, taking into account, in each case, the constructive ownership rules described above. A complete termination of a shareholder's interest will occur if, after the receipt of cash in exchange for stock, the shareholder owns no shares of stock in ANB. Thus, a shareholder who receives solely cash for all of the stock actually owned by him will generally qualify for capital gain treatment under the complete termination test if none of the shares constructively owned by him are exchanged in the merger for ANB Common Stock and the shareholder does not otherwise own, actually or constructively, any shares of ANB Common Stock after the merger.

Where the complete termination of interest test is not satisfied with respect to a particular shareholder (because, for example, NAPLES shares owned by a related party are exchanged for ANB Common Stock in the merger), that shareholder will nonetheless generally be entitled to

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capital gain treatment if the receipt of cash in exchange for his shares results in a "substantially disproportionate" reduction or a "meaningful" reduction in his ownership interest. I.R.C. Section 302 provides that a shareholder's reduction in ownership interest should normally be "substantially disproportionate," and capital gain treatment should normally result, if (1) the shareholder owns less than 50% of the total combined voting power of all classes of stock immediately after the merger, and (2) the shareholder's proportionate stock interest in ANB immediately after the merger is 20% or more below what his proportionate interest in ANB would have been if he had received solely ANB Common Stock in the merger.

NAPLES shareholders, employees, or directors who receive compensation from ANB in the form of stock options, employment agreements, or noncompete agreements may have ordinary income and should consult their own tax advisor. No opinion is rendered regarding the application of Section 280G of the Internal Revenue Code.

NAPLES shareholders who constructively own stock in NAPLES should consult a tax advisor regarding the characterization of cash payments received in the reorganization in exchange for NAPLES stock as either capital gain income or dividend income.

SUMMARY OF PRICEWATERHOUSECOOPERS OPINIONS

The merger of C&P and NAPLES will qualify as a tax-free reorganization within the meaning of I.R.C. Section 368(a), provided that the merger qualifies as a statutory merger pursuant to state or federal law. C&P's basis in NAPLES' assets will be the same as NAPLES' basis in its assets before the merger.
NAPLES shareholders will retain a substituted basis in the shares of ANB stock received in the merger decreased by the amount of cash received and increased by the amount of gain recognized in the transaction. The only taxable consequences will be to those shareholders who receive cash in lieu of fractional shares and those shareholders who receive solely cash in the exchange upon perfecting their dissenter's rights. Shareholders receiving cash must examine their actual and constructive ownership of NAPLES and ANB stock for purposes of determining the tax consequences of the cash payments.

Caveat
------

In rendering our opinion, we have relied upon (i) the Agreement; (ii) the representations given by the parties, which are listed in the "Representations of Parties" sections; and (iii) such other documents as we have deemed necessary or appropriate. We have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies, and the authenticity of the originals of such copies. We have also assumed that the Agreement reflects all the material facts relating to NAPLES, C&P, and ANB. Our opinion is expressly conditioned on, among other things, the accuracy as of the date hereof, and the continuing accuracy, of all such facts and representations. If any of the representations incorporated herein are incorrect in whole or in part, or if the terms of the Agreement are altered before consummation of the merger, such inaccuracies or alterations may have a material effect upon our opinion expressed in this letter.

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The foregoing opinion addresses only the items set forth herein and therefore, no tax opinion is hereby expressed regarding any other federal, state, local, or other tax issues or about any other matter not specifically mentioned herein. This letter is not a comprehensive analysis of the income tax consequences to those NAPLES' shareholders who are subject to special treatment for federal
income tax purposes.   NAPLES' shareholders should consult their own tax
advisors regarding the income tax consequences of the merger which are not addressed in this letter.

Our opinion is based on the relevant provisions of the I.R.C., the regulations thereunder, and the judicial and administrative interpretations thereof. There are no assurances that the conclusions reached herein will be accepted by the Internal Revenue Service or judicial authorities if challenged. Any legislative, regulatory, administrative, or judicial decisions subsequent to the date of this opinion may have an impact on the validity of our conclusions. Unless you specifically request otherwise, we will not update our opinion for changes to the law, regulations, or the judicial and administrative interpretations thereof.

This opinion is being furnished only to you in connection with the Merger and solely for your benefit in connection therewith and may not be used or relied on for any other purpose (other than inclusion in the proxy statement-prospectus to be distributed to the shareholders of NAPLES and the related Registration Statement) and may not be circulated, quoted, or otherwise referred to for any other purpose without our express written consent.



If you have any questions or comments, please call Kurt Hopper or Mark Borden at
(205) 252-8400.

Very truly yours,

/s/ PricewaterhouseCoopers L.L.P.

PricewaterhouseCoopers L.L.P.

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